BY COURIER

Kamps AG

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

October 09th , 2002

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

D. Dittmar

Dunja Dittmar
Kamps AG

dlw 10/28

Enclosure

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Telefon (02 11) 53 06 34-0
Telefax (02 11) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG

Information for Investors

Duesseldorf, 9th October 2002 The Kamps AG will continue reporting quarterly results to the financial community. This re-confirms the communication approach that the Kamps AG has taken in the past and which will continue after its acquisition by Fin.Ba. SpA (the industrial holding company of the Barilla Group of Italy) in July 2002. In the past few months the financial community showed its clear interest to be informed on the development of the business and the financial performance of the Kamps Group. The management of the Kamps AG appreciates this ongoing interest and has thus decided – in agreement with its major shareholder Barilla – to continue the dialog with the financial community, especially with Kamps' bondholders.

This is the reason why there will be conference calls after every quarterly closing in the future. In this conference call, investors will be informed about the ongoing business situation as well as with a presentation on the key financial data of the Kamps Group.

The third quarter conference call will most likely be scheduled in the third or fourth week of November. The exact date will be published at the end of October. Investors being not on Kamps' distribution list may contact the Investor Relations department of Kamps AG directly so that they can be included in the distribution list.

Contact:

Kamps AG Investor Relations	+49 211 530 634 230 +49 211 530 634 60
Fax	+49 211 530 634 67
Internet	www.kamps.de
e-mail	info@kamps.de